Joseph Gunnar & Co., LLC 30 Broad Street 11th Floor New York, NY 10004	H.C. Wainwright & Co., LLC 430 Park Avenue New York, NY 10022

October 21, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oasmia Pharmaceutical AB

Registration Statement on Form F-1

Filed October 21, 2015

File No. 333-205515

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representatives of the underwriters (the “Representatives”), hereby join in the request of Oasmia Pharmaceutical AB that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Thursday, October 22, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus. In connection with the above-referenced Registration Statement, the Representatives wish to advise you that on October 21, 2015 and as of 5:00 p.m., New York time, approximately 400 copies of the Preliminary Prospectus dated October 21, 2015 were distributed as follows:

•	45 copies to 425 prospective underwriters and dealers;
•	350 copies to 350 institutional investors; and
•	5 copies to 5 individuals.

The Representatives represent that the underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. The Representatives hereby acknowledge that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Representatives from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and
3.	The Representatives may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOSEPH GUNNAR & CO., LLC
As Representative of the several underwriters named in Schedule I to the Underwriting Agreement

By: /S/ ERIC LORD
Name: Eric Lord
Title: Head of Investment Banking/Underwriting

H.C. WAINWRIGHT & CO., LLC
As Representative of the several underwriters named in Schedule I to the Underwriting Agreement

By: /S/ MARK VIKLAND
Name: Mark Vikland
Title: Chief Executive Officer